                                                                       EXHIBIT 6

[FEMRX LOGO]

                                                                 October 9, 1998

Dear Stockholder:

     We are pleased to inform you that on October 3, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by Johnson & Johnson. Pursuant to the Merger Agreement, Johnson & Johnson, through a wholly-owned subsidiary, has commenced a tender offer for all outstanding shares of the Company's common stock at the offer price of $2.35 in cash per share. The Merger Agreement provides that, subject to satisfaction of certain conditions, the tender offer is to be followed by a merger in which the holders of any remaining Company shares (other than dissenting shares) will receive $2.35 in cash per share. The tender offer is currently scheduled to expire at 12:00 midnight New York City time on Friday, November 6, 1998.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT WITH JOHNSON & JOHNSON AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     The Merger Agreement represents the culmination of a comprehensive effort by your Board to develop a transaction that would provide maximum benefits to stockholders. In pursuit of this goal, your Board, with the assistance of its financial advisor, Warburg Dillon Read, sought to elicit the highest and best proposals to acquire the Company from all credible interested parties and evaluated various alternative transactions.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, your Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of Warburg Dillon Read, dated October 2, 1998, (a copy of which is included with the Schedule 14D-9) that the cash consideration to be offered by Johnson & Johnson in the transaction is fair, from a financial point of view, to the stockholders of the Company.

     The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the tender offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

                                      Very truly yours,

                                      /s/ ANDREW M. THOMPSON
                                      ANDREW M. THOMPSON
                                      President and Chief Executive Officer

1221 Innsbruck Drive
Sunnyvale, California 94089
408-752-8580 fax 408-752-8590